UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Layne Christensen Company

(Exact name of registrant as specified in its charter)

Delaware	001-34195	48-0920712
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1800 Hughes Landing Blvd, Suite 700, The Woodlands, Texas 77380

(Address of principal executive offices) (Zip Code)

James R. Easter, (281) 475-2600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

On August 22, 2012, the Securities and Exchange Commission (“SEC”) adopted rules mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act that require public companies that manufacture or contract to manufacture products that contain cassiterite (tin), columbite-tantalite or coltan (tantalum), wolframite (tungsten), and gold (collectively, “conflict minerals”) that are necessary to the functionality or production of such products to disclose information annually on whether or not such minerals originated from the Democratic Republic of Congo (the “DRC”) or an adjoining country or are from recycled or scrap sources, and in some cases, to perform extensive due diligence on their supply chains for such minerals. The adjoining countries are Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia. These conflict minerals rules apply to Layne as we manufacture products that contain conflict minerals. For purposes of this Form SD, the term “manufacture” includes products that we contract to manufacture.

Layne is a global water management, construction and drilling company. We provide responsible solutions for water, mineral and energy challenges. We are a services provider, but we do manufacture, assemble and fabricate some products containing conflict minerals. To illustrate the proportion of our business that is affected by the conflict minerals rules, in calendar year 2013, our revenues were approximately $867 million while our revenues related to sales of our manufactured products containing conflict minerals were approximately $42 million, or just 5% of total revenues.

In September 2012, the Legal Department was designated as the lead for Layne’s efforts to comply with the conflict minerals rules. The Legal Department met with and discussed the conflict minerals rules, its implications on our business, and our compliance program with the Board of Directors, Divisions, Finance Department, Sustainability Team, and outside legal counsel on multiple occasions.

In November 2012, we conducted conference calls with each of our six Divisions: Water Resources, Inliner, Heavy Civil, Geoconstruction, Mineral Services and Energy Services. We discussed whether we manufacture any products and whether those products contain conflict minerals. We determined that four of our Divisions, Water Resources, Inliner, Geoconstruction and Mineral Services, manufacture products. Specifically, Water Resources manufactures turbine and submersible pumps, fabricates water treatment components and systems, offers machining and fabrication services to third parties, and assembles water treatment systems. Water Resources’ SolmeteX business also assembled dental amalgam separators, but that business was sold on July 31, 2013. Inliner assembles cured-in-place pipe lining tubes and manufactures inversion units for the installation of such lining tubes. Geoconstruction fabricates and manufactures ground stabilization equipment. Mineral Services assembles Accu-Dril™ mud motors.

The Divisions provided us with their supplier lists related to their manufactured products. We had further conference calls to remove any service providers that had been included in the supplier lists. We concluded that Inliner’s cured-in-place pipe lining tubes do not contain any of the conflict minerals or metals in any form, and we took no further action with regard to the lining tubes. With respect to the other manufactured products, we suspected that at least some of the conflict minerals contained in those products were necessary to their functionality or production, and so we commenced a reasonable country of origin inquiry (“RCOI”) regarding the origin of these conflict minerals.

Reasonable Country of Origin Inquiry

Our RCOI was reasonably designed to determine whether any of the conflict minerals contained in our manufactured products originated in the DRC or an adjoining country, or were from recycled or scrap sources. In December 2012, we mailed out packets to the previously identified suppliers, which numbered 414 unique suppliers, explaining the background of the law and requesting that they establish a due diligence process for identifying and managing the sourcing of any tin, tantalum, tungsten and gold contained in the products they supply to us. We requested that the suppliers complete our online conflict minerals reporting questionnaire. Our online questionnaire was based on the questionnaire created by Electronic Industry Citizenship Coalition, Incorporated (EICC) and Global e-Sustainability Initiative (GeSI). We received limited responses from our initial request.

In March 2013, we searched our accounting system and determined the date of our most recent invoice from each supplier. We determined that our master supplier list was overbroad; it included suppliers that we had not done business with for years. We estimated that we would not likely do business in 2013 with any supplier if we had not done business with that supplier in the previous 18 months. We placed flags on the accounts of those inactive suppliers so that we would be alerted if we started doing business with them again; but in the meantime, we focused our time and energy on tracking down our active suppliers and encouraging them to complete our questionnaire. In April 2013, we mailed follow-up packets, including a copy of the questionnaire, to all active suppliers who had not responded to our initial request. We received more responses as awareness of the conflict minerals rules and the associated reporting obligations grew. We continued to respond to supplier questions regarding the conflict minerals rules and the diligence required in order to complete the questionnaire.

In September 2013, we focused on our most critical suppliers. We asked each Division for its top five to ten most critical suppliers. The Divisions then reached out to those critical suppliers who had not completed the questionnaire yet. These more personalized inquiries generated a high response rate.

In January 2014, we further revised our master supplier list to include only those suppliers that we had actually done business with in 2013. This effort narrowed our supplier list to 187 unique suppliers. In February 2014, we conducted our final push for questionnaires and again engaged our Divisions for assistance. We had conference calls with each Division to discuss the status of its suppliers and provided them with the list of suppliers that either hadn’t responded to our requests for information or who had given uncertain or incomplete responses. The Divisions identified 39 suppliers who should not have been on the master supply list because they did not supply products that became a part of our manufactured products, resulting in a total of 148 potential suppliers of conflict minerals for 2013. The Divisions reached out to these suppliers, and we received many more completed questionnaires and certification letters.

Results of our RCOI

Of the 148 suppliers for our manufactured products in 2013, we received responses from 134 suppliers for a response rate of 91%. One hundred eleven, or 75%, of our suppliers advised us that: (1) their products contained no conflict minerals, (2) the conflict minerals originated from outside the DRC or an adjoining country or came from a recycler or scrap supplier, or (3) the conflict minerals were contaminants and not intentionally added to their products. Eighty-one, or 55%, of our suppliers reported the absence of conflict minerals in their products.

Forty-six, or 31%, of our suppliers reported the presence or possible presence of conflict minerals. Of those 46 suppliers, 30, or 65%, reported that their conflict minerals originated from outside the DRC or an adjoining country, came from a recycler or scrap supplier, or were contaminants and not intentionally added to their products. Thirteen of these suppliers indicated that they had identified the smelters used to process their conflict minerals, and 11 of these 13 suppliers stated their smelters have been validated as “CFSP Compliant Smelters” or recognized as “Members Progressing Toward CFSP Validation” under the Conflict-Free Smelter Program by The Conflict-Free Sourcing Initiative, which is an initiative of EICC and GeSI. Of those 46 suppliers, the remaining 16 suppliers that reported the presence or possible presence of conflict minerals are still completing their RCOIs and conducting due diligence and responded that their products either may contain conflict minerals or do contain conflict minerals but the origins of such minerals have not been determined yet.

Twenty-one, or 14%, of our suppliers did not provide any information regarding the presence of conflict minerals in their products. Of those 21 suppliers, seven responded that they did not know whether their products contained conflict minerals, and 14 did not respond to our requests for information.

We found that while our products as a whole contain all of the conflict minerals, tin and tungsten are our most widely-used. Examples of supplier products containing conflict minerals are electrical components, electric motors and pump heads, as well as metal plate, shapes and tubes.

It is important to note that the use of necessary conflict minerals may have been overstated in our suppliers’ responses. First, in many instances, our suppliers responded to us on a company-wide basis, potentially disclosing the use of conflict minerals that are only present in products that we do not purchase from those suppliers. It is difficult to measure this risk or possibility of false positives. We encountered many suppliers who have standard certification letters or EICC-GeSI questionnaires that are provided in response to all customer inquiries, and those suppliers do not provide responses customized to our purchases or to particular product lines. Second, only two suppliers indicated their conflict minerals were not necessary to the functionality or production of their products. Our suppliers may not have understood that if the conflict minerals were mere contaminants and not intentionally added to their products, then such conflict minerals are not considered necessary to the functionality or production. We did not emphasize or explain this exception to the conflict minerals rules in the information provided to our suppliers. The SEC provided the following example in its conflict minerals rules that is applicable to us as our products often contain steel: “For example, according to one commentator, a number of metal alloys, including the high volume materials of cold rolled steel, hot rolled steel, and stainless steel, contain tin only as a contaminant, such that it is not part of the specification of these alloys. Therefore, the tin in these alloys is not intentionally added, and we do not consider the tin ‘necessary to the functionality or production’ of any product containing those alloys.” If conflict minerals are not necessary, then the origin of those minerals is irrelevant under the conflict minerals rules. Third, there is a possibility that some of the conflict minerals in our products were located outside of the supply chain, i.e., the conflict minerals were physically located outside of the DRC and adjoining countries, prior to January 31, 2013. If so, those conflict minerals are not covered by the conflict minerals rules.

After reviewing our suppliers’ responses to our RCOI, we have no reason to believe that our necessary conflict minerals originated in the DRC or an adjoining country. No supplier indicated that its conflict minerals originated in the DRC or an adjoining country. A large percentage of our suppliers–75%–reported that (1) their products contained no conflict minerals, (2) the conflict minerals originated from outside the DRC or an adjoining country or came from a recycler or scrap supplier, or (3) the conflict minerals were contaminants and not intentionally added to their products. Sixty-five percent of our suppliers reporting the presence or possible presence of conflict minerals in their products advised us that their conflict minerals originated from outside the DRC or an adjoining country, came from a recycler or scrap supplier, or were contaminants and not intentionally added to their products. We think it is reasonable that some of our suppliers are unable to report at this time from where their conflict minerals originated because (1) this is a new concept for suppliers and the first reporting year, (2) awareness and understanding of the law is not yet prevalent, (3) our supply chains are complex and our suppliers are often distributors, not the manufacturers, and (4) we do not have the market power to force suppliers to conduct the diligence that is required to determine the origin of their conflict minerals. Further, there is a strong possibility that the extent of the existence of conflict minerals in our products and conflict minerals of unknown origins is overstated in our results due to false positives in our suppliers’ responses, especially for suppliers with diverse and numerous product lines, confusion regarding the meaning of “necessary to the functionality or production of their products,” and use of conflict minerals that were located outside of the supply chain prior to January 31, 2013. Finally, we exerted a significant amount of time and effort to obtain information about the presence of conflict minerals in our products from 91% of our suppliers and followed up with suppliers regarding inconsistencies and ambiguities, and yet we found no red flags that might indicate that some of our conflict minerals originated in the DRC or an adjoining country.

We believe that we conducted a reasonable country of origin inquiry to determine whether the conflict minerals in our products originated in the DRC or an adjoining country or were from recycled or scrap sources. Based on that RCOI, we have no reason to believe that our necessary conflict minerals originated in the DRC or an adjoining country.

This report is also publicly available on our website at http://investor.laynechristensen.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Layne Christensen Company

(Registrant)

By:	/s/ James R. Easter	Date: May 30, 2014
James R. Easter
Senior Vice President & Chief Financial Officer

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